PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

28 February, 2002

Securities and Exchange Commission,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 2054

Ladies and Gentlemen,

PaperlinX Limited -- Rule 12g3-2(b) Exemption
File No. 82-5061

The enclosed information is being furnished by PaperlinX Limited under paragraph (b)(1)(i) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). PaperlinX Limited's file number is indicated in the upper right hand corner of the first page of each bound document. The enclosed information includes documents pertaining to PaperlinX that it is required to furnish to the Securities and Exchange Commission (the "Commission").

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that PaperlinX is subject to the Exchange Act.

If you have any questions regarding this letter or the enclosed materials, please contact the undersigned in Melbourne, Australia at 61-3-8540-2264, by fax at 61-3-8540-2291 or by e-mail at richard.hobson@paperlinx.com.au.

Yours sincerely,

dlw 3/22

Richard Hobson
Company Secretary

\\HWLL252\corneroun$\RICHARD HOBSON\ASX Main\454 (USA lodgement).doc

NEWS RELEASE

Monday, 11 February 2002

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

PRESS RELEASE

PAPERLINX ISSUES LONG TERM UNSECURED NOTES

PaperlinX today announced it has successfully issued the equivalent of US$100 million long term senior unsecured notes to lenders in the North American Private Placement Market. The proceeds will be used to repay short term bank financing and for general corporate purposes.

PaperlinX completed the issue of the notes on Saturday 9 February 2002 (AEST) as follows:

-	US$56,000,000	final maturity of 15 years, amortising with an average life of 12 years
-	CAN$49,000,000	final maturity of 15 years, amortising with an average life of 12 years
-	CAN$21,000,000	final maturity of 10 years, amortising with an average life of 7 years

Demand for the bonds was strong with a significant amount of over subscriptions received.

Commenting on the placement, PaperlinX's Chief Financial Officer, Darryl Abotomey, said "The successful placement of these notes provides long term fixed interest debt, further strengthening PaperlinX's balance sheet. We have been able to capitalise on the favourable interest rate environment, and believe that we now have an appropriate mix of long term and short term debt."

Merrill Lynch acted as sole placement agent to PaperlinX in relation to the issue.

For further information, please contact:

Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: (03) 8540 2305
Mob: 0419 838 059

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph: (03) 8540 2302
Mob: 0407 512 521

PAPERLINX LIMITED
ABN 70 005 146 350

HALF YEARLY FINANCIAL REPORT

31 DECEMBER 2001

S:\WORKING\BAS\ASIC\122001 ASIC.doc

DIRECTORS' REPORT

The directors present their report together with the consolidated financial report for the half-year ended 31 December 2001 and the auditors' review report thereon.

Directors

The directors of the company during or since the end of the half-year are:

Name	Period of Directorship
Mr D E (David) Meiklejohn Chairman	Director and Chairman since December 1999
Mr I M (Ian) Wightwick Managing Director	Director since December 1993 - appointed Managing Director January 1998
Dr N L (Nora) Scheinkestel	Director since February 2000
Mr B J (Barry) Jackson	Director since February 2000
Mr D A (David) Walsh	Director since July 2000
Mr L J (Lindsay) Yelland	Director since February 2000
Mr P R (Peter) Waterworth	Director since March 2001
Mr D A (Darryl) Abotomey	Director since March 2001
Mr A F (Andrew) Guy	Director since March 2001

Review of Operations

A review of the operations of the consolidated entity during the half-year, and the results of those operations is contained in PaperlinX's Statement to the Australian Stock Exchange and News Media dated 12 February 2002 (copy attached).

Rounding Off

The company is the kind referred to in the Australian Securities and Investments Commission Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report have been rounded off to the nearest hundred thousand dollars, unless otherwise stated.

In accordance with a resolution of the directors, dated at Melbourne, this 12th day of February 2002.

D E Meiklejohn
Chairman

STATEMENT OF FINANCIAL PERFORMANCE

For the half-year ended 31 December		CONSOLIDATED 2001 $m	2000 $m
Revenue from ordinary activities	Note 3		
• Sales of goods		1,518.5	842.1
• Other		234.0	4.6
		1,752.5	846.7
Expenses from ordinary activities	Note 4	(1,636.9)	(756.8)
Borrowing costs		(21.3)	(20.4)
Share of net profit (after tax) of associates accounted for using the equity method		-	5.3
Profit from ordinary activities before income tax		94.3	74.8
Income tax expense		(29.5)	(22.7)
Net profit attributable to members of PaperlinX Limited		64.8	52.1
Net exchange differences on translation of overseas controlled entities		0.5	2.7
Total revenues, expenses and valuation adjustments attributable to members of PaperlinX Limited recognised directly in equity		0.5	2.7
Total changes in equity from non-owner related transactions attributable to the members of PaperlinX Limited		65.3	54.8
Basic earnings per share for PaperlinX Limited		20.1¢	20.3¢
The weighted average number of shares on issue (million) used in the calculation of the basic earnings per share		321.6	256.9
Diluted earnings per share for PaperlinX Limited		20.0¢	20.2¢

Notes 1 to 11 form part of the financial statements and are to be read in conjunction therewith.

STATEMENT OF FINANCIAL POSITION

		CONSOLIDATED	
		31 December 2001	30 June 2001
		$m	$m
CURRENT ASSETS			
Cash		92.7	93.6
Receivables		457.8	520.9
Inventories		535.3	592.0
TOTAL CURRENT ASSETS		**1,085.8**	**1,206.5**
NON-CURRENT ASSETS			
Receivables		3.8	2.3
Other financial assets		2.0	2.0
Property, plant and equipment		1,069.6	1,113.3
Standing timber		-	167.1
Intangible assets		173.0	173.3
Deferred tax assets		42.1	44.7
TOTAL NON-CURRENT ASSETS		**1,290.5**	**1,502.7**
TOTAL ASSETS		**2,376.3**	**2,709.2**
CURRENT LIABILITIES			
Payables		393.4	404.3
Interest bearing liabilities		179.8	269.0
Current tax liabilities		18.8	36.5
Provisions		100.0	98.3
TOTAL CURRENT LIABILITIES		**692.0**	**808.1**
NON-CURRENT LIABILITIES			
Payables		3.0	-
Interest bearing liabilities		317.3	515.3
Deferred tax liabilities		124.7	170.1
Provisions		35.5	38.0
TOTAL NON-CURRENT LIABILITIES		**480.5**	**723.4**
TOTAL LIABILITIES		**1,172.5**	**1,531.5**
NET ASSETS		**1,203.8**	**1,177.7**
EQUITY			
Contributed equity	Note 5	1,139.9	1,137.0
Reserves		15.6	12.3
Retained profits	Note 6	48.2	28.3
Total parent entity interest		**1,203.7**	**1,177.6**
Outside equity interests in controlled entities		0.1	0.1
TOTAL EQUITY		**1,203.8**	**1,177.7**

Notes 1 to 11 form part of these financial statements and are to be read in conjunction therewith.

STATEMENT OF CASH FLOWS

For the half-year ended 31 December	2001 $m	2000 $m
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	1,564.0	821.2
Payments to suppliers and employees	(1,373.8)	(763.8)
Dividends received	-	2.9
Interest received	1.9	1.3
Interest paid	(18.3)	(16.9)
Income taxes paid	(39.2)	(20.0)
Other income received	30.5	2.6
NET CASH FROM OPERATING ACTIVITIES	165.1	27.3
CASH FLOWS FROM INVESTING ACTIVITIES		
Loans repaid by other persons	0.8	-
Acquisition of:		
Controlled entities and businesses	(3.5)	(0.1)
Property, plant and equipment	(33.3)	(21.6)
Proceeds from the sale of:		
Controlled entities and businesses	194.6	0.3
Property, plant and equipment	1.4	0.6
NET CASH FROM/(USED IN) INVESTING ACTIVITIES	160.0	(20.8)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(44.9)	(15.3)
Proceeds from issue of shares	1.1	-
Loans repaid to other persons	(0.6)	(0.3)
Proceeds from borrowings	994.6	195.7
Repayment of borrowings	(1,281.2)	(200.1)
Principal lease repayments	(0.1)	(0.9)
Demerger costs	-	(10.8)
NET CASH USED IN FINANCING ACTIVITIES	(331.1)	(31.7)
NET DECREASE IN CASH HELD	(6.0)	(25.2)
Cash at the beginning of the half-year	90.3	25.6
Cash disposed on disposal of controlled entities	(2.6)	-
Exchange rate changes on translation of foreign currency cash flows and cash balances	7.1	-
Cash at the end of the half-year	88.8	0.4

Notes 1 to 11 form part of these financial statements and are to be read in conjunction therewith.

Note 1. Statement of Significant Accounting Policies

(a) Basis of Preparation of Half-Year Financial Report

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 *Interim Financial Reporting,* the recognition and measurement requirements of applicable AASB standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group consensus views. It is recommended that this half-year financial report be read in conjunction with the 30 June 2001 Annual Financial Report and any public announcements by PaperlinX Limited and its controlled entities during the half-year in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets.

Accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy as disclosed in Note 2, are consistent with those applied in the 30 June 2001 Annual Financial Report.

For the purpose of preparing the half-year consolidated financial report, the half-year has been treated as a discrete reporting period. The report does not include full note disclosures of the type normally included in an annual financial report.

(b) Reclassification of financial information

Some line items and sub-totals reported in the previous reporting periods have been reclassified and repositioned in the financial statements as a result of the first time application on 1 July 2001 of the revised standard AASB 1029 *Interim Financial Reporting* and the first time application on 1 July 2000 of AASB 1018 *Statement of Financial Performance* and AASB 1040 *Statement of Financial Position.*

Adoption of these standards has resulted in the transfer of the reconciliation of opening to closing retained profits from the face of the Statement of Financial Performance to Note 6.

Revenue and expense items previously disclosed as abnormal have been reclassified and are now disclosed as individually significant items if applicable. These items are no longer identified separately on the face of the Statement of Financial Performance.

The following assets and liabilities have been removed from previous classifications and are now disclosed as separate line items on the face of the Statement of Financial Position:

- Investments accounted for using the equity method, previously presented within investments;
- Deferred tax assets, previously presented within other non-current assets;
- Current tax liabilities, previously presented within current provisions;
- Deferred tax liabilities, previously presented within non-current provisions; and
- Other financial assets, previously presented within investments.

Note 2. Changes in Accounting Policy

(a) Segment Reporting

The consolidated entity has applied the revised AASB 1005 *Segment Reporting* (issued in August 2000) for the first time in 2001.

Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. The new segments reported are:

- Merchanting and Paper Trading
- Communication Papers
- Packaging Papers
- Investments/Other

Comparative information has been restated for the changes in segment structure and change in definitions of segment revenues and results.

Segment revenues will now be dissected to show segment sales, segment other revenues and the overall total.

		CONSOLIDATED	
		2001 $m	2000 $m
Note 3.	**Revenue from Ordinary Activities**		
	Revenue from operating activities:		
	Sales of goods	1,518.5	842.1
	Rendering of services:		
	• Commissions	28.0	2.7
	Total revenue from sale of goods/rendering of services	1,546.5	844.8
	Interest received:		
	• Other	1.8	1.3
	Total revenue from operating activities	1,548.3	846.1
	Revenue from outside operating activities		
	Proceeds on disposal of non-current assets	1.7	0.6
	Proceeds on disposal of businesses and controlled entities	200.0	-
		201.7	0.6
	Insurance recoveries	2.5	-
	Total revenue from outside operating activities	204.2	0.6
	Total revenue from ordinary activities	1,752.5	846.7
Note 4.	**Expenses from Ordinary Activities**		
	Cost of sales	1,195.0	669.2
	Distribution and warehousing expenses	90.3	33.1
	Sales and marketing expenses	44.6	3.8
	General and administration expenses (1)	305.4	49.1
	Research and development expenses	1.6	1.6
	Total Expenses from Ordinary Activities	1,636.9	756.8

(1) In accordance with current accounting standard requirements, general and administration expenses includes the carrying value of the non-current assets and the carrying value of the businesses and controlled entities disposed of, totalling $203.1 million (2000: $0.6 million).

Note 5. Contributed Equity

	Consolidated	
	31 December 2001 $m	30 June 2001 $m
Issued and paid-up share capital 322,415,037 ordinary shares (2001: 321,332,087 ordinary shares)	1,139.9	1,137.0
Total Contributed Equity	1,139.9	1,137.0
Movement in Contributed Equity		
Balance at beginning of period	1,137.0	928.2
Shares issued pursuant to the takeover of Spicers Paper Ltd (June 2001: 63,883,186 shares at $3.23 each)	-	206.4
629,200 shares issued at an average price of $2.86 each pursuant to the Employee Share Purchase Plan (June 2001: 440,800 at average price of $2.04 each)	1.8	0.9
225,000 shares issued at $3.13 each pursuant to options exercised (June 2001: 140,000)	0.7	0.4
62,500 shares issued at $3.32 each pursuant to options exercised (June 2001: 37,500)	0.2	0.1
47,500 shares issued at $4.12 each pursuant to options exercised	0.2	-
Demerger costs accrued June 2000 reversed during June 2001 financial year	-	1.0
	1,139.9	1,137.0

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of winding up of PaperlinX Limited, ordinary shareholders rank after all other shareholders and creditors, and are fully entitled to any proceeds of liquidation.

During the year PaperlinX Limited issued employee shares as follows:

- Employee Share Purchase Plan

  485,800 shares issued to employees in Australia at a discount of 40%,
  33,000 shares to employees in the USA at a discount of 40%,
  21,480 shares to employees in California USA at a discount of 40%,
  14,320 shares to employees in California USA at a discount of 100%,
  52,200 shares to employees in Canada at a discount of 40%, and
  22,400 shares to employees in New Zealand at a discount of 75% to the market price on the date of the issue, in accordance with the terms of the employee share purchase plan as approved by shareholders.

- Long Term Incentive Plan

  118,750 shares were issued to the Managing Director pursuant to the long term incentive plan.

Note 5. Contributed Equity (cont'd)

During the year PaperlinX Limited granted options over ordinary shares as follows:

- Employee Share Option Plan

  390,100 options over 390,100 ordinary shares at an exercise price of $4.12 per option, which was the average price for the five days of trading on the Australian Stock Exchange, prior to the date of allotment.

  240,000 options over 240,000 ordinary shares at an exercise price of $4.18 per option, which was the average price for the five days of trading on the Australian Stock Exchange, prior to the date of allotment.

  At 31 December 2001 there are 2,797,600 (2001: 2,502,500) unissued shares of PaperlinX Limited which are under option whose exercise is subject to the satisfaction of the terms of the option agreements.

Note 6. Retained Profits

	Consolidated	
	2001	**2000**
	$m	**$m**
Retained profits at the beginning of the half-year	28.3	11.3
Net profit attributable to members of PaperlinX Limited	64.8	52.1
Transfer to exchange fluctuation reserve amounts now realised	(3.0)	-
Dividends provided for or paid	(41.9)	(33.4)
Retained profits at the end of the half-year	48.2	30.0

Note 7. Dividends

PaperlinX Limited has provided for dividends as follows:		
• Interim dividend on ordinary shares payable on 26 March 2002 - 13 cents per share, 100% franked at 30% tax rate on fully paid shares	41.9	-
• Interim dividend on ordinary shares paid 12 April 2001 - 13 cents per share, 100% franked at 34% tax rate on fully paid shares	-	33.4
	41.9	33.4

Note 8. **Acquisition/Disposal of Controlled Entities and Businesses**

- Acquisitions 2001

PaperlinX Limited did not gain control over any entities during the current half-year.

- Acquisitions 2000

PaperlinX Limited did not gain control over any entities during the prior corresponding half-year.

Disposals 2001

	Date of Disposal	Consolidated entity's interest	Consideration	Contribution to consolidated net profit	
		2001	2001	2001	2000
		%	$m	$m	$m
Australian Paper Plantations Pty Ltd	31/8/01	100	154.3	2.3	5.8
Amtrade Pty Ltd					
• Businesses in Australia and New Zealand	15/10/01	100	25.5	0.6	1.8
• Business in Europe	31/12/01				
Businesses of *Commonwealth Paper Pty* Ltd and Edwards Dunlop & Co	13/9/01	100	20.2	0.6	N/A

Disposals 2000

PaperlinX Limited did not lose control over any entities during the corresponding prior half-year period.

Note 9. **Segment Reporting**

Consolidated

For the half-year ended 31 December 2001

	Segment Result (3) $m	Segment Sales $m	Segment Other Revenue $m	Total Segment Revenues $m	Segment Assets $m
BUSINESS SEGMENTS					
Merchanting & Paper Trading	28.6	1,098.2	8.0	1,106.2	944.9
Communication Papers	70.3	420.0	0.3	420.3	887.6
Packaging Papers	20.5	143.8	0.5	144.3	295.1
Investments/Other	(6.6)	203.6	23.3	226.9	206.6
Profit before net interest, income tax and significant items	112.8				
Net Interest (1)	(18.5)				
Profit before income tax and significant items	94.3				
Inter-segment sales (2) / Other Revenue		(347.1)	(4.1)	(351.2)	
Unallocated assets (deferred tax assets)					42.1
	94.3	1,518.5	28.0	1,546.5	2,376.3

Consolidated

For the half-year ended 31 December 2000

	Segment Result (3) $m	Segment Sales $m	Segment Other Revenue $m	Total Segment Revenues $m	Segment Assets $m
BUSINESS SEGMENTS					
Merchanting & Paper Trading	13.8	408.3	8.5	416.8	284.7
Communication Papers	44.4	404.3	0.3	404.6	940.0
Packaging Papers	29.3	139.9	-	139.9	335.8
Investments/Other	5.4	136.0	1.1	137.1	427.6
Profit before net interest, income tax and significant items	92.9				
Net Interest (1)	(18.1)				
Profit before income tax and significant items	74.8				
Inter-segment sales (2) / Other Revenue		(246.4)	(7.2)	(253.6)	
Unallocated assets (deferred tax assets)					29.3
	74.8	842.1	2.7	844.8	2,017.4

(1) Interest is not allocated to the segments but held centrally.
(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis.
(3) Segment result at business segment level is profit before net interest, income tax and significant items.

Note 9. Segment Reporting (cont.)

For the half-year ended 31 December 2001

GEOGRAPHIC SEGMENTS	Consolidated Segment Result (2) $m	Segment Sales $m	Segment Other Revenue $m	Total Segment Revenues $m	Segment Assets $m
Australia	92.6	877.8	24.9	902.7	1,819.0
New Zealand	6.2	116.7	0.1	116.8	95.9
North America	11.6	446.8	0.1	446.9	336.1
Europe	(0.4)	14.6	1.2	15.8	5.3
Asia	2.8	62.6	1.7	64.3	77.9
Profit before net interest, income tax and significant items	112.8				
Net interest (1)	(18.5)				
Profit before income tax and significant items	94.3				
Unallocated assets (deferred tax assets)					42.1
	94.3	1,518.5	28.0	1,546.5	2,376.3

For the half-year ended 31 December 2000

GEOGRAPHIC SEGMENTS	Consolidated Segment Result (2) $m	Segment Sales $m	Segment Other Revenue $m	Total Segment Revenues $m	Segment Assets $m
Australia	90.3	739.8	2.2	742.0	1,931.7
New Zealand	1.6	40.2	-	40.2	26.6
North America	(0.3)	44.1	-	44.1	19.0
Europe	0.3	17.5	0.4	17.9	8.4
Asia	1.0	0.5	0.1	0.6	2.4
Profit before net interest, income tax and significant items	92.9				
Net interest (1)	(18.1)				
Profit before income tax and significant items	74.8				
Unallocated assets (deferred tax assets)					29.3
	74.8	842.1	2.7	844.8	2,017.4

(1) Interest is not allocated to the segments but held centrally.

(2) Segment result at geographic segment level is profit before net interest, income tax and significant items.

Note 10. Contingent Liabilities

	31 December 2001	30 June 2001
Contingent liabilities arising in respect of:		
Related bodies corporate:		
• Bank guarantees	0.3	0.3
• Other	-	6.1
	0.3	6.4

The bank guarantees, the beneficiary of which are third parties, are in relation to the importation of products.

The Other amount in June 2001 related to a signed commitment to lease a building then under construction. Now occupied, this has reverted to an operating lease commitment.

Note 11. Events Subsequent to Reporting Date

Since 31 December 2001 to the date of this report, no matter or circumstance has arisen (other than those occurring as a result of the normal vicissitudes of business) that, in the opinion of the directors, has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in financial years subsequent to 31 December 2001.

DIRECTORS' DECLARATION

In the opinion of the directors of PaperlinX Limited:

1. the financial statements and notes set out on pages 3 to 13 are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2001 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

   (b) complying with Accounting Standard AASB 1029 *Interim Financial Reporting*

2. there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

In accordance with a resolution of the directors, dated at Melbourne, this 12th day of February 2002.

D E Meiklejohn
Chairman

INDEPENDENT REVIEW REPORT
TO THE MEMBERS OF PAPERLINX LIMITED

Scope

We have reviewed the financial report of PaperlinX Limited for the half-year ended 31 December 2001, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes, and the directors' declaration set out on pages 3 to 14. The financial report includes the consolidated financial statements of the consolidated entity, comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year. The company's directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 *Interim Financial Reporting* and other mandatory professional reporting requirements and statutory requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position and performance as represented by the results of its operations and its cash flows, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of PaperlinX Limited is not in accordance with:

(a) the Corporations Act 2001, including:

i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2001 and of its performance for the half-year ended on that date; and

ii) complying with Accounting Standard AASB 1029 *Interim Financial Reporting* and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements.

KPMG

Melbourne
12 February 2002

R J Douglas
Partner

KPMG MELBOURNE Made for Identification Purposes Only

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley 3149 Victoria
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

PRESS RELEASE

12 February 2002

NEWS RELEASE

Financial Highlights for the Six Months Ended December 2001

PaperlinX has delivered solid growth with excellent results for the six months to December 2001

✓ Record sales ↑ 80%


$1,519m
$842m
Actual Dec 2001
Actual Dec 2000

✓ Profit before interest, tax depreciation and amortisation ↑ 25%


$149.7m
$119.9m

✓ Profit before interest and tax ↑ 21%


$112.8m
$92.9m

✓ Net Profit after tax ↑ 24%


$64.8m
$52.1m

✓ Earnings per share essentially maintained on higher capital base


20.1cps
20.3cps

✓ Return on AverageFunds Employed ↑ to 13.2%


13.2%
12.1%

Note: all currencies in Australian dollars.

✓ Interim dividend of 13 cents per share, fully franked.

For further information, please contact:

Mr Ian Wightwick Managing Director PaperlinX Limited Ph: (03) 8540 2222	Mr Darryl Abotomey Chief Financial Officer PaperlinX Limited Ph: (03) 8540 2305	Mr David Shirer Executive General Manager Corporate & Investor Relations PaperlinX Limited Ph (03) 8540 2302 Ph (0407) 512 521

NEWS RELEASE

12 February 2002

Statement to Australian Stock Exchange and News Media

For six months ended 31 December 2001

SUMMARY OF THE SIX MONTHS

In the six months to 31 December 2001 PaperlinX has delivered excellent results in a difficult trading environment. The results reflect the consolidation of Spicers Paper.

- ✓ Record sales of $1,519 million, up 80% over the six months to December 2000;
- ✓ Operating profit from Ordinary Activities before interest and tax of $112.8 million, up 21% over the six months to December 2000;
- ✓ Operating profit after tax of $64.8 million, up 24% over the six months to December 2000;
- ✓ Earnings per share essentially maintained at 20.1 cents on a higher capital base;
- ✓ Return on average funds employed increased to 13.2%;
- ✓ Integration of Spicers Paper and Coast Paper completed;
- ✓ The sale of Australian Paper Plantations, Amtrade, Edwards Dunlop and Commonwealth Paper;
- ✓ A solid balance sheet; and
- ✓ Declared an interim dividend of 13 cents per share, fully franked.

Since 31 December 2001, PaperlinX has announced:

- ✓ The issue of long term debt bonds of CAD$70 million and USD$56 million.


Sales Revenue ($m)
2000
1500
1000
500
0
↑ 80%
842
1,519
Dec 00
Dec 01


Operating Profit from Ordinary Activities before Interest, Tax, Depreciation and Amortisation ($m)
200
150
100
50
0
119.9
↑ 25%
149.7
Dec 00
Dec 01


Operating Profit from Ordinary Activities before Interest and Tax ($m)
150
100
50
0
92.9
↑ 21%
112.8
Dec 00
Dec 01


Operating Profit After Tax ($m)
80
60
40
20
0
52.1
↑ 24%
64.8
Dec 00
Dec 01


Return on Average Funds Employed (%)
15
13
11
9
7
5
12.1
13.2
Dec 00
Dec 01


Earnings per Share (cps)
21
19
17
15
20.3
20.1
Dec 00
Dec 01


Sales Volume (000 tonnes)
1000
800
600
400
200
0
525
↑ 52%
799
Dec 00
Dec 01


Paper Production Volume (000 tonnes)
440
420
400
380
360
340
427
↑ 1%
432
Dec 00
Dec 01

Note: All currency in this report is in Australian dollars.

REVIEW OF THE YEAR

		PaperlinX Limited & Controlled Entities		
		6 months to Dec 2001	6 months to Dec 2000	% Increase
Sales	$m	1,518.5	842.1	80
Profit from Ordinary Activities before interest, income tax, amortisation and depreciation	$m	149.7	119.9	25
Profit from Ordinary Activities before interest & income tax	$m	112.8	92.9	21
Profit from Ordinary Activities before income tax	$m	94.3	74.8	26
Profit from Ordinary Activities after income tax	$m	64.8	52.1	24
Key Ratios				
Profit from Ordinary Activities before interest and income tax to average funds employed	%	13.2	12.1	-
Return on average shareholders equity	%	10.9	10.8	-
Net interest cover (times)	x	6.1	5.1	-
Earnings per share	cps	20.1	20.3	-

PaperlinX achieved solid growth in the six months to December 2001 with profit after income tax of $64.8 million, an increase of 24% over the six months to December 2000.

PaperlinX's results reflect the consolidation of Spicers Paper in January 2001 and Coast Paper in May 2001 and the divestment during the period of Australian Paper Plantations, Amtrade Australia and New Zealand, Edwards Dunlop and Commonwealth Paper.

Profit before interest, income tax, depreciation and amortisation increased 25% to $149.7 million. Profit before interest and income tax rose 21% to $112.8 million.

The overall result reflects a strong performance in the Communication Papers business through the lower cost of imported pulp, record production and sales volumes and stable selling prices. The Packaging Papers business was impacted by lower domestic demand and lower export selling prices. Although earnings in the merchanting businesses were higher than in the prior period, the global economic downturn, low level of consumer confidence and the competitive trading environment led to reduced sales volumes and in turn squeezed margins.

PaperlinX has a strong balance sheet and strong key financial ratios as at 31 December 2001. In February 2002 PaperlinX has further strengthened its balance sheet with the placement of long term bonds in the North American Private Placement Market for CAD$70 million and USD$56 million.

DIVIDEND

Directors have declared an interim dividend of 13 cents per share, fully franked at the rate of 30 cents in the dollar.

The company will mail the interim dividend on 26 March 2002 to shareholders recorded on the record date of 5 March 2002 as being entitled to the dividend.

OPERATIONS

The following table shows, for PaperlinX Limited and controlled entities, Operating Profit from Ordinary Activities before income tax, sales revenue, and assets by industry and geographic segments for the six months to 31 December 2001 and for the six months to 31 December 2000.

	Operating Profit before Income Tax [3]		Sales Revenue [3]		Total Assets [3]	
	Dec 2001	Dec 2000	Dec 2001	Dec 2000	Dec 2001	Dec 2000
	$m	$m	$m	$m	$m	$m
Industry Segments						
Merchanting & Paper Trading [1]	28.6	13.8	1,098.2	408.3	944.9	284.7
Communication Papers [1]	70.3	44.4	420.0	404.3	887.6	940.0
Packaging Papers [1]	20.5	29.3	143.8	139.9	295.1	335.8
Investments and Other [1] [2]	(6.6)	5.4	203.6	136.0	206.6	427.6
Operating profit from Ordinary Activities before interest & income tax [1]	112.8	92.9				
Net Interest	(18.5)	(18.1)				
Inter-segment Sales			(347.1)	(246.4)		
Unallocated Assets (deferred tax assets)					42.1	29.3
Total:	94.3	74.8	1,518.5	842.1	2,376.3	2,017.4
Geographic Segments [2]						
Australia [1]	92.6	90.3	877.8	739.8	1,819.0	1,931.7
New Zealand [1]	6.2	1.6	116.7	40.2	95.9	26.6
North America [1]	11.6	(0.3)	446.8	44.1	336.1	19.0
Europe [1]	(0.4)	0.3	14.6	17.5	5.3	8.4
Asia [1]	2.8	1.0	62.6	0.5	77.9	2.4
Operating profit from Ordinary Activities before interest & income tax	112.8	92.9				
Net Interest	(18.5)	(18.1)				
Unallocated Assets (deferred tax assets)					42.1	29.3
Total:	94.3	74.8	1,518.5	842.1	2,376.3	2,017.4

(1) profit before interest and income tax;

(2) includes Australian Paper Plantations for the period 1/7/01 to 31/8/01
Amtrade Australia and New Zealand for the period 1/7/01 to 15/10/01
Edwards Dunlop and Commonwealth Paper for the period 1/7/01 to 13/09/01;

(3) Spicers Paper consolidated from 01/01/01 and Coast Paper Canada from 01/05/01.

MERCHANTING & PAPER TRADING

		6 mnths Dec 01	6 mnths Dec 00	Increase %
Sales Revenue	$m	1,098	408	169%
Operating Profit before Interest & Tax	$m	29	14	107%
Sales Volume	'000 tonnes	527	229	130%

PaperlinX's paper merchants operate in Australia, New Zealand, Singapore, Hong Kong, Malaysia, USA and Canada. The paper trading business sells paper in over 40 countries.

With the inclusion of Spicers Paper and Coast Paper, sales increased 169% to $1.1 billion with operating profit before interest and tax more than doubling to $29 million. Sales volume increased 130% to 527,000 tonnes.

Business conditions over the last six months have reflected the worst global economic recession since 1994. There has been a significant fall in demand for printing papers reflecting lower levels of advertising and promotion which is symptomatic of the economic downturn, not only in the North American region, but also in Asia and Australia. A combination of slowing demand and increased competitive pressure has resulted in a shift by many customers to paper purchases yielding lower margin paper sales. Depressed demand in the Australian printing market was exacerbated by the collapse of corporations who were major paper consumers.

The period also saw a substantial transformation of our Australian merchants as we restructured the business to better serve our customers through market focussed businesses of Spicers Paper, Dalton Fine Paper, Spicers Office Papers and Dalton Web Papers. These businesses were established on 1 October 2001 and are now operating well with substantial cost reductions and synergy benefits expected to flow through to improved results in the second half.

In New Zealand, the businesses were restructured from May 2001 and have performed well and are soundly positioned to meet market needs.

Despite weaker general demand, our North American businesses have been able to continue to maintain volumes, assisted by the new greenfield operation in Kansas City and good results from the newer locations in Minnesota, Denver and Hawaii. The major impact in North America has been a fall in volumes and margins –

which has occurred generally throughout the merchanting industry. Profitability has been assisted by disciplined cost management, including staff and expense reductions.

In Asia, our merchanting businesses have weathered conditions well, mainly through cost control. Trading conditions have improved over recent months.

Pacific Paper Marketing, our paper trading business had a record result driven by the availability of paper from its various suppliers including Australian Paper.

Following the restructure of the Australian and New Zealand merchants, PaperlinX is now achieving the annualised synergy benefits projected to be achieved in the bidders statement for Spicers Paper, although, given the timing of the restructure of the Australian merchants, this will only be fully recognised in the next period.

The restructure of PaperlinX's merchanting business combined with the cost initiatives implemented and planned provide a solid base to capitalise on an upturn in economic conditions.

COMMUNICATION PAPERS

		6 mnths Dec 01	6 mnths Dec 00	Increase %
Sales Revenue	$m	420	404	4%
Operating Profit before Interest & Tax	$m	70	44	59%
Sales Volume	'000 tonnes	256	249	3%
- Australia/New Zealand	%	88	97	n/a

Australian Paper's Communication Papers business had an excellent six months with sales revenue increasing 4% to $420 million and operating profit before interest and tax up 59% to $70 million.

Communication Papers manufactured by Australian Paper are used in printing, publishing, office and home.

This business achieved solid gains from the reduced cost of imported pulp as world pulp prices fell. Paper selling prices were able to be maintained, partially assisted by the devaluation in the Australian dollar. Record paper production volume was achieved, with sales volume up 3%, driven by another record production period from Maryvale 5 – the company's newest paper machine.

Export sales were 12% of sales volume, representing the highest ever level of export sales.

PACKAGING PAPERS

		6 mnths Dec 01	6 mnths Dec 00	Increase/ (Decrease) %
Sales Revenue	$m	144	140	3%
Operating Profit before Interest & Tax	$m	21	29	(28%)
Sales Volume	'000 tonnes	179	171	5%
- Australia/New Zealand	%	75	87	n/a

The Packaging Papers business, undertaken by Australian Paper, had a difficult six months. Despite sales revenue being up 3% to $144 million on volume 5% higher than the previous period, operating profit before interest and tax reduced to $21 million due to lower Australian sales, an unfavourable product mix and significantly lower export selling prices.

Demand in Australia, predominantly from the major customer, Amcor, was lower, reflecting the impact of Amcor's plant stoppages in July 2001 and general economic demand. Excess production was exported, predominantly into Asia, where selling prices had fallen significantly compared to the same period in the prior year due to an abundance of available product and uncertainty over the strength and future trend of the USA economy. Product mix was less favourable during the period, although customers have indicated a return to more normal levels in the period ahead.

In the period, 25% of sales volume was outside of Australia/New Zealand, compared to 13% in the prior year.

Maryvale 2 machine, which makes bag and sack papers, performed exceptionally well during the period despite a major mechanical failure in June 2001.

INVESTMENTS & OTHER

		6 mnths Dec 01	6 mnths Dec 00	Increase / Decrease
Sales Revenue	$m	204	136	50%
Operating Profit before Interest & Tax	$m	(7)	5	-

During the period the following businesses which are included under "Investments/Other" were divested:

- Australian Paper Plantations, effective 31/08/01;
- The business of Edwards Dunlop and Commonwealth Paper, effective 13/09/01.
- Amtrade Australia and New Zealand, effective 15/10/01;

Total funds released from these divestments were $255 million.

The other businesses included in this segment are Stationery, Envelopes and Corporate Overheads.

PaperlinX's Australian Stationery business trades as Spicers Stationery, manufacturing and supplying a wide range of stationery products including envelopes to stationery stores, government, schools and businesses. The stationery business faced strong competition from imported products and domestic manufacturers.

FINANCIAL POSITION

As a result of the proceeds from divestments, PaperlinX's balance sheet has been further strengthened. All financial ratios are within prudent levels and indicate the financial strength of the company. To optimise the mix of debt funding PaperlinX has, in February 2002, issued CAD$21 million of ten year unsecured bonds, CAD$49 million of 15 year unsecured bonds and USD$56 million of 15 year unsecured bonds in North America, at competitive fixed interest rates.

A summarised PaperlinX group statement of Financial Position is as follows:

		December 2001	June 2001
Current Assets	$m	1,085.8	1,206.5
Non current assets	$m	1,290.5	1,502.7
Total Assets	$m	2,376.3	2,709.2
Current Liabilities	$m	692.0	808.1
Non Current Liabilities	$m	480.5	723.4
Total Liabilities	$m	1,172.5	1,531.5
Shareholders Equity	$m	1,203.8	1,177.7
Key Balance Sheet Ratios			
Net Debt	$m	404.4	690.7
Net debt to net debt and shareholders equity	%	25.2	37.0
Net debt to shareholders equity	%	33.6	58.6
Net tangible assets per share	$	3.07	2.99

STATEMENT OF FINANCIAL PERFORMANCE

	PAPERLINX LIMITED AND CONTROLLED ENTITIES 6 months ended 31 December	
	2001 $m	2000 $m
SALES REVENUE	1,518.5	842.1
Operating Profit from Ordinary Activities before depreciation, amortisation, interest, significant items and income tax	149.7	119.9
Depreciation and amortisation	(36.9)	(27.0)
Net Interest Expense	(18.5)	(18.1)
Operating profit from Ordinary Activities before significant items and income tax	94.3	74.8
Income tax expense on Operating profit	(29.5)	(22.7)
Operating profit after tax and before significant items and including outside equity interests	64.8	52.1
Significant items before income tax	0	0
Income tax benefit on significant items	0	0
OPERATING PROFIT/(LOSS) AFTER SIGNIFICANT ITEMS	64.8	52.1

OUTLOOK

PaperlinX has continued to deliver solid growth in the last six months, albeit in difficult worldwide economic and business conditions.

With the initiatives undertaken in restructuring the merchanting business following the acquisitions of Spicers Paper and Coast Paper, and the focus on cost reductions, PaperlinX is well positioned to capitalise on a turnaround in economic conditions. Further gains in productivity are also being pursued by PaperlinX's Australian paper manufacturing operations.

Following the divestments made over the last six months, PaperlinX is well placed strategically to pursue the international expansion of its merchanting business as appropriate opportunities arise. The results for the six months have been impacted by these divestments, with lower debt levels and the consequent lower interest bill, at this stage only partially compensating for the loss of operating earnings.

The results for the next six months will continue to be materially influenced by international economic conditions, especially those in North America. PaperlinX is well positioned to benefit from any growth in the consumption of paper. The company has strong positions in its respective markets and is focussed on the extraction of synergy benefits from recent acquisitions and the achievement of operational cost reductions. In addition, PaperlinX has the financial capacity to take advantage of acquisition opportunities which are consistent with its overall strategic direction.

For further information, please contact:

Mr Ian Wightwick
Managing Director
PaperlinX Limited
Ph: (03) 8540 2222

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: (03) 8540 2305

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph: (03) 8540 2302
Ph: (0407) 512 521

Appendix 4B (rule 4.13(b))

Half yearly final report

Introduced 1/7/2000. Amended 30/9/2001.

Name of entity

PAPERLINX LIMITED

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
70 005146 350	✓		**31 DECEMBER 2001**

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A M
Sales of goods *(item 1.1 (i))*	up	80%	to	1,518.5
Revenues from ordinary activities *(item 1.1)*	up	107%	to	1,752.5
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	up	33%	to	70.0
Profit (loss) from ordinary activities after tax attributable to members (*item 1.23*)	up	24%	to	64.8
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d))*	gain (loss) of			-
Net profit (loss) for the period attributable to members *(item 1.11)*	up	24%	to	64.8

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	13.0¢	13.0¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	13.0¢	13.0¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	5 MARCH 2002

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

+ See chapter 19 for defined terms.

Consolidated profit and loss account

		Current period - $A M	Previous corresponding period - $A M
1.1	Revenues from ordinary activities		
1.1 (i)	Sales of goods	1,518.5	842.1
1.1 (ii)	Other	234.0	4.6
		1,752.5	846.7
1.2	Expenses from ordinary activities (*see items 1.24 + 12.5 + 12.6*)	(1,636.9)	(756.8)
1.3	Borrowing costs	(21.3)	(20.4)
1.4	Share of net profit (loss) of associates and joint venture entities (*see item 16.7*)	-	5.3
1.5	**Profit (loss) from ordinary activities before tax**	**94.3**	**74.8**
1.6	Income tax on ordinary activities *(see note 4)*	(29.5)	(22.7)
1.7	**Profit (loss) from ordinary activities after tax**	**64.8**	**52.1**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**64.8**	**52.1**
1.10	Net profit (loss) attributable to outside +equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	**64.8**	**52.1**

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	28.3	11.3
1.13	Net profit (loss) attributable to members (*item 1.11*)	64.8	52.1
1.14	Net transfers to and from reserves	(3.0)	-
1.15	Net effect of changes in accounting policies	-	-
1.16	Dividends and other equity distributions paid or payable	(41.9)	(33.4)
1.17	**Retained profits (accumulated losses) at end of financial period**	**48.2**	**30.0**

+ See chapter 19 for defined terms.

Profit restated to exclude amortisation of goodwill		Current period $A M	Previous corresponding period $A M
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	70.0	52.5
1.19	Less (plus) outside +equity interests	-	-
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	70.0	52.5

Profit (loss) from ordinary activities attributable to members

		Current period $A M	Previous corresponding period $A M
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	64.8	52.1
1.22	Less (plus) outside +equity interests	-	-
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**64.8**	**52.1**

+ See chapter 19 for defined terms.

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A M	Previous corresponding period $A M
1.24	**Revenue from Ordinary Activities**		
	Revenue from operating activities:		
	Sales of goods	1,518.5	842.1
	Rendering of services:		
	• Commissions	28.0	2.7
	Total revenue from sale of goods/rendering of services	1,546.5	844.8
	Interest received:		
	Other	1.8	1.3
	Total revenue from operating activities	1,548.3	846.1
	Revenue from outside operating activities		
	Proceeds on disposal of non-current assets	1.7	0.6
	Proceeds on disposal of businesses and controlled entities	200.0	-
		201.7	0.6
	Insurance recoveries	2.5	-
	Total revenue from outside operating activities	204.2	0.6
	Total revenue from ordinary activities	1,752.5	846.7

		Current period $A M	Previous corresponding period $A M
1.24	**Expenses from Ordinary Activities**		
	Cost of sales	1,195.0	669.2
	Distribution and warehousing expenses	90.3	33.1
	Sales and marketing expenses	44.6	3.8
	General and administration expenses (1)	305.4	49.1
	Research and development expenses	1.6	1.6
	Total Expenses from Ordinary Activities	1,636.9	756.8

(1) In accordance with current accounting standard requirements, general and administration expenses includes the carrying value of the non-current assets and the carrying value of the businesses and controlled entities disposed of, totalling $203.1 million (2000: $0.6 million).

+ See chapter 19 for defined terms.

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A M	Related tax $A M	Related outside +equity interests $A M	Amount (after tax) attributable to members $A M
2.1	Amortisation of goodwill	(5.2)	-	-	(5.2)
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	(5.2)	-	-	(5.2)
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits *(Preliminary final report only)*		Current year - $A M	Previous year - $A M
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	N/A	N/A

+ See chapter 19 for defined terms.

Consolidated balance sheet		At end of current period $A M	As shown in last annual report $A M	As in last half yearly report $A M
	Current assets			
4.1	Cash	92.7	93.6	10.8
4.2	Receivables	457.8	520.9	309.6
4.3	Investments	-	-	-
4.4	Inventories	535.3	592.0	337.0
4.5	Other (provide details if material)	-	-	-
4.6	**Total current assets**	**1,085.8**	**1,206.5**	**657.4**
	Non-current assets			
4.7	Receivables	3.8	2.3	0.9
4.8	Investments (equity accounted)	-	-	117.2
4.9	Other financial assets	2.0	2.0	1.5
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	-
4.12	Property, plant and equipment (net)	1,069.6	1,113.3	1,034.9
4.13	Standing timber	-	167.1	166.2
4.14	Intangibles (net)	173.0	173.3	10.0
4.15	Deferred tax assets	42.1	44.7	29.3
4.16	***Total non-current assets***	**1,290.5**	**1,502.7**	**1,360.0**
4.17	**Total assets**	**2,376.3**	**2,709.2**	**2,017.4**
	Current liabilities			
4.18	Payables	393.4	404.3	185.6
4.19	Interest bearing liabilities	179.8	269.0	52.5
4.20	Tax liabilities	18.8	36.5	24.1
4.21	Provisions	100.0	98.3	72.0
4.22	**Total current liabilities**	**692.0**	**808.1**	**334.2**
	Non-current liabilities			
4.23	Payables	3.0	-	-
4.24	Interest bearing liabilities	317.3	515.3	525.8
4.25	Tax liabilities	124.7	170.1	158.9
4.26	Provisions	35.5	38.0	30.5
4.27	**Total non-current liabilities**	**480.5**	**723.4**	**715.2**
4.28	**Total liabilities**	**1,172.5**	**1,531.5**	**1,049.4**
4.29	**Net assets**	**1,203.8**	**1,177.7**	**968.0**

+ See chapter 19 for defined terms.

Consolidated balance sheet		At end of current period $A M	As shown in last annual report $A M	As in last half yearly report $A M
	Equity			
4.30	Capital/contributed equity	1,139.9	1,137.0	929.1
4.31	Reserves	15.6	12.3	8.8
4.32	Retained profits (accumulated losses)	48.2	28.3	30.0
4.33	**Equity attributable to members of the parent entity**	**1,203.7**	**1,177.6**	**967.9**
4.34	Outside +equity interests in controlled entities	0.1	0.1	0.1
4.35	**Total equity**	**1,203.8**	**1,177.7**	**968.0**

4.36	Preference capital included as part of 4.33	-	-	-

+ See chapter 19 for defined terms.

Exploration and evaluation expenditure capitalised
To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A M	Previous corresponding period - $A M
5.1	Opening balance	N/A	-
5.2	Expenditure incurred during current period	N/A	-
5.3	Expenditure written off during current period	N/A	-
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	-
5.5	Expenditure transferred to Development Properties	N/A	-
5.6	**Closing balance as shown in the consolidated balance sheet** (*item 4.11*)	**N/A**	**-**

Development properties
(To be completed only by entities with mining interests if amounts are material)

		Current period $A M	Previous corresponding period - $A M
6.1	Opening balance	N/A	-
6.2	Expenditure incurred during current period	N/A	-
6.3	Expenditure transferred from exploration and evaluation	N/A	-
6.4	Expenditure written off during current period	N/A	-
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	-
6.6	Expenditure transferred to mine properties	N/A	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	**N/A**	**-**

+ See chapter 19 for defined terms.

Consolidated statement of cash flows

		Current period $A M	Previous corresponding period - $A M
	Cash flows related to operating activities		
7.1	Receipts from customers	1,564.0	821.2
7.2	Payments to suppliers and employees	(1,373.8)	(763.8)
7.3	Dividends received from associates	-	2.9
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	1.9	1.3
7.6	Interest and other costs of finance paid	(18.3)	(16.9)
7.7	Income taxes paid	(39.2)	(20.0)
7.8	Other income received	30.5	2.6
7.9	**Net operating cash flows**	**165.1**	**27.3**
	Cash flows related to investing activities		
7.10 (i)	Payment for purchases of property, plant and equipment	(33.3)	(21.6)
7.10 (ii)	Payment for purchases of controlled entities	(3.5)	(0.1)
7.11 (i)	Proceeds from sale of property, plant and equipment	1.4	0.6
7.11 (ii)	Proceeds from sale of controlled entities	194.6	-
7.12	Payment for purchases of equity investments	-	-
7.13	Proceeds from sale of equity investments	-	0.3
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	0.8	-
7.16	Other loans to associated companies and other persons	-	-
7.17	**Net investing cash flows**	**160.0**	**(20.8)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	1.1	-
7.19	Proceeds from borrowings	994.6	195.7
7.20	Repayment of borrowings	(1,281.2)	(200.1)
7.21	Dividends paid	(44.9)	(15.3)
7.22	(i) Other – loans to other persons	(0.6)	(0.3)
	(ii) Other – demerger costs	-	(10.8)
	(iii) Other – principal lease repayments	(0.1)	(0.9)
7.23	**Net financing cash flows**	**(331.1)**	**(31.7)**
7.24	**Net increase (decrease) in cash held**	(6.0)	**(25.2)**
7.25 (i)	Cash at beginning of period *(see Reconciliation of cash)*	90.3	25.6
7.25 (ii)	Cash disposed on disposal of controlled entities	(2.6)	-
7.26	Exchange rate adjustments to item 7.25.	7.1	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	88.8	0.4

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

NIL

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A M	Previous corresponding period - $A M
8.1 Cash on hand and at bank	90.1	10.1
8.2 Deposits at call	2.6	0.7
8.3 Bank overdraft	(3.9)	(10.4)
8.4 Other (provide details)	-	-
8.5 Total cash at end of period *(item 7.27)*	**88.8**	**0.4**

Ratios	Current period	Previous corresponding period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	5.4%	8.8%
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.9*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.33*)	5.4%	5.4%

Earnings per security (EPS)	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
(a) Basic EPS	20.1¢	20.3¢
(b) Diluted EPS (if materially different from the Basic EPS)	N/A	N/A
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	321.6 m	256.9 m

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	$3.07	$3.61

+ See chapter 19 for defined terms.

Details of specific receipts/outlays, revenues/ expenses

		Current period $A M	Previous corresponding period - $A M
12.1	Interest revenue included in determining item 1.5	1.8	1.3
12.2	Interest revenue included in item 12.1 but not yet received (if material)	-	-
12.3	Interest expense included in determining item 1.5	(20.3)	(19.4)
12.4	Interest costs excluded from borrowing costs, capitalised in asset values	-	-
12.5	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.6	Depreciation and amortisation (excluding amortisation of intangibles)	(31.7)	(26.6)
12.7	Other specific relevant items not shown in item 1.24 *(see note 15)*	-	-

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	NIL
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	N/A
13.3	Date from which such profit has been calculated	N/A
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	N/A

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	NIL
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	N/A
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	N/A

+ See chapter 19 for defined terms.

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments.

Segments

For the half-year ended 31 December 2001

	Consolidated				
	Segment Result (3) $m	Segment Sales $m	Segment Other Revenue $m	Total Segments Revenues $m	Segment Assets $m
BUSINESS SEGMENTS					
Merchanting & Paper Trading	28.6	1,098.2	8.0	1,106.2	944.9
Communication Papers	70.3	420.0	0.3	420.3	887.6
Packaging Papers	20.5	143.8	0.5	144.3	295.1
Investments/Other	(6.6)	203.6	23.3	226.9	206.6
Profit before net interest, income tax and significant items	112.8				
Net Interest (1)	(18.5)				
Profit before income tax and significant items	94.3				
Inter-segment sales (2) / Other Revenue		(347.1)	(4.1)	(351.2)	
Unallocated assets (deferred tax assets)					42.1
	94.3	1,518.5	28.0	1,546.5	2,376.3

For the half-year ended 31 December 2000

	Consolidated				
	Segment Result (3) $m	Segment Sales $m	Segment Other Revenue $m	Total Segments Revenues $m	Segment Assets $m
BUSINESS SEGMENTS					
Merchanting & Paper Trading	13.8	408.3	8.5	416.8	284.7
Communication Papers	44.4	404.3	0.3	404.6	940.0
Packaging Papers	29.3	139.9	-	139.9	335.8
Investments/Other	5.4	136.0	1.1	137.1	427.6
Profit before net interest, income tax and significant items	92.9				
Net Interest (1)	(18.1)				
Profit before income tax and significant items	74.8				
Inter-segment sales (2) / Other Revenue		(246.4)	(7.2)	(253.6)	
Unallocated assets (deferred tax assets)					29.3
	74.8	842.1	2.7	844.8	2,017.4

(1) Interest is not allocated to the segments but held centrally

(2) Inter-segment sales comprise sales of paper, which are priced on an arm's length basis.

(3) Segment results at business segment level is profit before net interest, income tax and significant items

+ See chapter 19 for defined terms.

Segments (continued)

For the half-year ended 31 December 2001

GEOGRAPHIC SEGMENTS	Segment Result (2) $m	Segment Sales $m	Segment Other Revenue $m	Total Segment Revenues $m	Segment Assets $m
			Consolidated		
Australia	92.6	877.8	24.9	902.7	1,819.0
New Zealand	6.2	116.7	0.1	116.8	95.9
North America	11.6	446.8	0.1	446.9	336.1
Europe	(0.4)	14.6	1.2	15.8	5.3
Asia	2.8	62.6	1.7	64.3	77.9
Profit before net interest, income tax and significant items	112.8				
Net interest (1)	(18.5)				
Profit before income tax and significant items	94.3				
Unallocated assets (deferred tax assets)	-				42.1
	94.3	1,518.5	28.0	1,546.5	2,376.3

For the half-year ended 31 December 2000

GEOGRAPHIC SEGMENTS	Segment Result (2) $m	Segment Sales $m	Segment Other Revenue $m	Total Segment Revenues $m	Segment Assets $m
			Consolidated		
Australia	90.3	739.8	2.2	742.0	1,931.7
New Zealand	1.6	40.2	-	40.2	26.6
North America	(0.3)	44.1	-	44.1	19.0
Europe	0.3	17.5	0.4	17.9	8.4
Asia	1.0	0.5	0.1	0.6	2.4
Profit before net interest, income tax and significant items	92.9				
Net interest (1)	(18.1)				
Profit before income tax and significant items	74.8				
Unallocated assets (deferred tax assets)					29.3
	74.8	842.1	2.7	844.8	2,017.4

(1) Interest is not allocated to the segments but held centrally.

(2) Segment result at geographic segment level is profit before net interest, income tax and significant items.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	26 MARCH 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	5 MARCH 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

+ See chapter 19 for defined terms.

Amount per security

		Amount per security	Franked amount per security at 30% (34%)% tax	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	-¢	-¢	-¢
15.5	Previous year	-¢	-¢	-¢
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	13.0¢	13.0¢	N/A
15.7	Previous year	13.0¢	13.0¢	N/A

Total dividend (distribution) per security (interim *plus* final)
(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	¢	¢
15.9	Preference +securities	¢	¢

Half yearly report - interim dividend (distribution) on all securities *or*
Preliminary final report - final dividend (distribution) on all securities

		Current period $A M	Previous corresponding period - $A M
15.10	+Ordinary securities	41.9	33.4
15.11	Preference +securities	-	-
15.12	Other equity instruments	-	-
15.13	**Total**	**41.9**	**33.4**

The +dividend or distribution plans shown below are in operation.

NOT APPLICABLE

The last date(s) for receipt of election notices for the +dividend or distribution plans

NOT APPLICABLE

Any other disclosures in relation to dividends (distributions)

NIL

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A M	Previous corresponding period - $A M
16.1	Profit (loss) from ordinary activities before income tax	N/A	9.6
16.2	Income tax on ordinary activities	N/A	(3.9)
16.3	**Profit (loss) from ordinary activities after income tax**	N/A	5.7
16.4	Extraordinary items net of tax	N/A	(0.4)
16.5	**Net profit (loss)**	N/A	5.3
16.6	Outside +equity interests	N/A	0
16.7	**Net profit (loss) attributable to members**	N/A	5.3

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period - $A M	Previous corresponding period- $A M
17.1 Equity accounted associates and joint venture entities				
Spicers Paper Ltd	N/A	41.8%	N/A	5.3
17.2 Total	N/A	41.8%	N/A	5.3
17.3 Other material interests				
Nil				
17.4 Total	-	-	-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	N/A N/A	N/A N/A	N/A N/A	N/A N/A
18.3	**+Ordinary securities**	322,415,037	322,415,037	-	-
18.4	Changes during current period (a) Increases through issues				
	• Employee Share Plan Issue	629,200	629,200	2.86	2.86
	• Exercise of Options	225,000	225,000	3.13	3.13
	• Exercise of Options	62,500	62,500	3.32	3.32
	• Exercise of Options	47,500	47,500	4.12	4.12
	• Long Term Incentive Plan	118,750	118,750	0.00	0.00
18.5	**+Convertible debt securities** *(description and conversion factor)*	N/A	N/A	N/A	N/A
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	N/A N/A	N/A N/A	N/A N/A	N/A N/A
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period	390,100 240,000	Nil Nil	4.12 4.18	N/A N/A
18.9	Exercised during current period	225,000 62,500 47,500	225,000 62,500 47,500	3.13 3.32 4.12	N/A N/A N/A
18.10	Expired during current period	Nil	Nil	N/A	N/A
18.11	**Debentures** *(totals only)*	N/A	N/A		
18.12	**Unsecured notes** *(totals only)*	N/A	N/A		

+ See chapter 19 for defined terms.

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Interim Financial Reporting. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

This report is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.

Material factors affecting the revenues and expenses of the economic entity for the current period

Refer attached News Release

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Refer attached News Release

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

The balance of the franking account as at 31 December 2001 was $31.0 million (last year $33.0 million).

After taking into account the estimated income tax payable as at 31 December 2001, and the payment of the interim dividend for the half year ended 31 December 2001, the balance of the franking account is estimated to be $21.0 million (last year $37.7 million).

The interim dividend will be fully franked at a 30% tax rate out of existing franking credits and those arising from the payment of income tax during the year ending 30 June 2002.

It is expected that the final dividend for the current year will be partially franked.

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

Not applicable.

+ See chapter 19 for defined terms.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	Not applicable.
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Not applicable.

Annual meeting
(Preliminary final report only)

The annual meeting will be held as follows:

Place	Not applicable.
Date	Not applicable.
Time	Not applicable.
Approximate date the +annual report will be available	Not applicable.

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

Identify other standards used	Not applicable.

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/does not* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	☑	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/~~does not have~~* *(delete one)* a formally constituted audit committee.

Sign here: .... Date: 12 February 2002

Print name: Richard Hobson

+ See chapter 19 for defined terms.

Attention ASX Company Announcements Platform.
Lodgement of Open Briefing.

PaperlinX

corporatefile.com.au

PaperlinX Limited
307 Ferntree Gully Road
Mt Waverley, Victoria 3149

Date of Lodgement : 14-Feb-2002

Title : Open Briefing. PaperlinX. MD on H2 02 Outlook

Record of interview:

corporatefile.com.au
PaperlinX Limited reported net profit of $64.8 million for the first half ended December 2001, up 24 percent from the previous first half. Broadly, what were the drivers of the first half profit growth?

MD Ian Wightwick
Earnings have been strongly influenced by the inclusion of the Spicers Paper and Coast Paper businesses, which were acquired in January 2001 and May 2001 respectively, net of the divestments we made in the half-year.

Specifically, earnings were supported by the strong growth in the communications paper manufacturing area, where we had some easing of prices internationally, but certainly not reflective of the low level of pulp costs. Our paper machines performed superbly at record production levels.

Against that, we had lower demand for communication papers as the economy slowed in Australia. We offset that with higher exports, albeit at a lower margin than Australian sales.

Also, our merchanting business was adversely affected by the slowdown in the US and Australia in particular, with less printing paper being consumed and therefore fierce competition for fewer tonnes and a squeeze on margins.

Packaging paper was the one area where earnings were down, with our largest customer Amcor having had a major industrial strike, and lower international prices for the product we exported.

corporatefile.com.au
What is the outlook for earnings for the full year?

MD Ian Wightwick
Our first half is traditionally our stronger half but having said that, there are early signs of an increase in corporate activity in Australia and some very early signs of increased activity in the US. We expect to see moderate increases in paper prices and no dramatic move in pulp prices. So we'd expect a steady second half and therefore a reasonable full year.

corporatefile.com.au
At the time of the Spicers acquisition, you projected cost savings due to the acquisition of $15 million to $18 million in the first full financial year. Following the restructure of your Australian merchanting business in October, are you tracking in line to achieve the forecast cost savings?

MD Ian Wightwick
Yes, we're on track. All the "hard yards" are behind us. We've now got all the people in place, the products in place, and the warehouses in place and in the current half-year, we're tracking at the rate of $15 million to $18 million per annum in synergy benefits. We're looking to getting a saving of around $10 million this financial year and enjoying the full benefits in 2003.

corporatefile.com.au
Following divestments in the first half that released funds of $255 million, PaperlinX had gearing of 33.6 percent at the end of December 2001, compared with 58.6 percent in June 2001. You've recently issued senior unsecured notes in the North American market, raising the equivalent of US$100 million. What was the purpose of the note issue and how has it affected your gearing levels?

MD Ian Wightwick
Gearing levels aren't affected because the notes replace the bank loans we had in North America for the operations of the Coast Paper and Spicers businesses. The notes give us a more balanced debt profile, with a component of longer-term debt, which we believe is the correct way to manage our finances going forward. Also, having debt in the local currencies acts as a natural hedge for our assets in the region.

corporatefile.com.au
Your strategy is to pursue the expansion of your merchanting business internationally. Is the current slowdown in the global economy creating acquisition opportunities for PaperlinX?

MD Ian Wightwick
Yes. It's given us the opportunity to talk a reasonable price for the businesses we're looking at. One doesn't want to bid for businesses at a high point in economic activity and pricing and profits.

The slowdown certainly hasn't dissuaded us from our strategy. We've had a great deal of interest throughout the last half-year. And that continues. We'll continue to work through modeling up and checking out acquisition candidates, which are quite numerous.

corporatefile.com.au
Paper merchanting generated EBIT of $28.6 million in the first half, up from $13.8 million previously, yet pre-tax operating margin fell to 2.6 percent from 3.4 percent previously. What's the outlook for merchanting margins for the full year and going forward?

MD Ian Wightwick
I can't give specific figures, but all the signs are that we're seeing an improvement in the current half coming from two drivers. First, now that the restructuring is completed in Australia, we're able to focus on our expenses to sales ratio. That's an internal driver we'll continue to work on.

Second, gradually improving demand should take the pressure off competitors chasing fewer tonnes. The industry here and in the US needs to see better returns on its investment. A pick up in demand should help paper merchants re-focus on improving their bottom line rather than increasing market share by continuing to drive down prices. We're starting to see that already in the Australian market.

corporatefile.com.au
PaperlinX generated revenue of $446.8 million in North America in the first half, up from $44.1 million previously, reflecting the acquisition of Spicers and the Canadian paper merchant Coast Paper in May 2001. What are the drivers of the merchanting business in the North American market and what is the outlook for the full year?

MD Ian Wightwick
The drivers are not dissimilar to Australia, although in Australia we have a greater presence in office papers. In North America, the business is predominantly driven by the printing and publishing industries, and particularly the general printing industry. That has been affected by declining business confidence as a result of the "correction" throughout 2001 of previously high US growth and then the events of September 11.

While it's probably a bit early at this point, we'd expect to see an improvement in our North American business coming from a return of business confidence and a return to more normal levels of commercial activity in the general printing area. There's a lot of caution about the outlook, but one thing is sure – there are very low levels of inventory right through the supply chain. That means when confidence does return, merchanting will have a resurgence as the pipe line gets filled.

corporatefile.com.au
What scope is there to improve margins in your North American merchanting operations?

MD Ian Wightwick
We've reorganised the back office areas of our Canadian and US operations and we've taken out some costs, but there aren't the same sort of synergies available as putting merchants together in the one market.

We'll see margin opportunities from demand recovery, which I believe will come during the current calendar year. And we're looking at some acquisition candidates in Canada

and the US, so we also have the potential to improve margins by getting larger and therefore a larger market share.

Importantly, our acquisition of Coast Paper, and the opportunities it gives us for further moderate growth in Canada, has been excellent. And we're confident of meeting or exceeding our profitability targets in North America. Specifically, of achieving return on funds employed of at least 15 percent within three years.

corporatefile.com.au
Your communication papers manufacturing business booked EBIT of $70.3 million in the first half, up 59 percent from the previous year, reflecting low imported pulp prices. You've commented that the linkage between paper and pulp prices has been broken. Do you believe that the de-linkage of paper and pulp prices is sustainable over the longer term?

MD Ian Wightwick
We've seen the pulp price down around US$350 and US$400 per tonne and it hasn't had a major impact on paper prices. And why should it? Only 10 to 15 percent of the world's pulp is traded, so there's no reason the price of that marginal tonnage should affect returns on every piece of paper that's produced.

I believe there's every chance the nexus between pulp and paper prices has been broken permanently, barring some major catastrophe. Firstly, going forward there's unlikely to be the sort of growth in capacity there was over the past 15 years, when South American and then Asian pulp and paper manufacturers brought on massive capacity. Secondly, following a series of industry mergers, there are fewer and larger players internationally. That merger and acquisition activity is likely to continue and will encourage the continued discipline of the major players, who have taken down huge amounts of capacity to ensure they're not flooding the world with paper while demand is down.

corporatefile.com.au
What is the outlook for communication papers for the full year?

MD Ian Wightwick
Remebering the second half is not our strongest half, I think we'll probably have a reasonable current half in communication papers provided pulp prices remain stable. And with 700,000 tonnes per annum of pulp capacity coming on stream in Brazil, I'd expect a pretty sane pulp market. At the same time, we've seen a slight increase in paper prices from Southeast Asia from January and our wholly owned manufacturer, Australian Paper, will raise the price of most of its paper grades, excluding Reflex, by 4 percent from March.

corporatefile.com.au
In the first half, your packaging papers business reported a 28 percent fall in EBIT to $20.5 million, reflecting lower Australian sales and an unfavourable product mix. What is the outlook for packaging papers for the full year?

MD Ian Wightwick
I think we'll see a reasonable finish to the year in packaging as against the first half. Certainly, Amcor have indicated a return to a more normal product mix in the second

half, with some increases in the kraft component. That will be helped by the competition to place kraft linerboard in the corrugated box market from Visy, whose new capacity is now on line.

Also, the bag making machine that had equipment failure during the first half returns to full production at the end of this month, so we'll again be making our full range of packaging papers, which will help us in the last quarter.

corporatefile.com.au
What growth opportunities are there for PaperlinX in the packaging papers market?

MD Ian Wightwick
The opportunities are predominantly in the non-Amcor component of the business. We make most of Australia and New Zealand's needs in paper for multi-wall sacks, which are used for cement and milk powder for export, etc. We've just approved capital expenditure for equipment to increase that paper's stretchability, so it has a greater ability to withstand handling in the supply chain. This suits the needs of the Australian market and importantly, there's high demand for this type of product in the Southeast Asian markets. Production should start around the last quarter of next year.

Given that Southeast Asian manufacturers cannot make sack kraft, it commands a higher margin that most other papers we export to the region. Certainly, a product of the quality of our stretchable sack kraft should bring us a good return.

corporatefile.com.au
PaperlinX paid a dividend of 13 cents per share, fully franked, in the first half, unchanged from the previous first half. The payment was equivalent to a payout ratio of 65 percent. What is the outlook for dividends for the full year?

MD Ian Wightwick
I see no reason we wouldn't maintain the payout if our full year expectations are achieved. It has to be said of course that as our earnings move more offshore, our ability to fully frank the dividend will decrease. Our final payment this year might be less than fully franked, although certainly not far below.

corporatefile.com.au
Thank you Ian.

For previous Open Briefings with PaperlinX Limited, view www.corporatefile.com.au

For more information about PaperlinX Limited, view www.paperlinx.com.au